Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

July 30, 2018

Angela Mokodean, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Income Plus Corporation

Registration Statement on Form 10

File No. 000-55941

Dear Ms. Mokodean:

On behalf of Monroe Capital Income Plus Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on June 29, 2018 relating to the Company’s Registration Statement on Form 10 (the “Registration Statement”), which was filed with the SEC on June 1, 2018. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions are included in the Registration Statement.

General

1.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Company advises the Staff that it does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Item 1. Business

Investment Advisory Agreement

2.	Comment: Under “Incentive Fee,” you state that the incentive fee will be “100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.76% in any calendar quarter” and describe this as the “catch-up” provision. However, the catch-up provision appears to differ depending on whether an Exchange Listing has occurred, with a 1.88% catch-up rate following an Exchange Listing. Please revise your narrative disclosure to more clearly identify the two catch-up provisions.

Response: The Company has revised the above-referenced disclosure on page 9 of the Registration Statement in response to the Staff’s comment.

3.	Comment: On page 9, you have provided a graphical representation of the calculation of the income-related portion of the incentive fee that will be used prior to an Exchange Listing. Your narrative disclosure also discusses a different calculation that will be used following an Exchange Listing. Please provide the same graphical representation for the calculation that will be used following an Exchange Listing and clearly mark the graphs as covering the pre-Exchange Listing and post-Exchange Listing periods.

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Angela Mokodean, Senior Counsel July 30, 2018 Page 2

Response: The Company has added the above-referenced disclosure on page 9 of the Registration Statement in response to the Staff’s comment.

Fees and Expenses

4.	Comment: Please provide a completed fee table in correspondence.

Response: The Company has completed the fee table in the Registration Statement.

5.	Comment: Please explain in correspondence the accounting treatment of organization and offering costs.

Response: Under generally accepted accounting principles, the Company charges to expense its organizational costs as incurred and charges to paid-in-capital its offering costs as incurred. The Company has expanded its disclosure on page 66 of the Registration Statement.

6.	Comment: Please consider including an expense example to show how much an investor would pay on a stated investment amount, with an assumed annual rate of return, over set time periods. See, e.g., Item 3 of Form N-2.

Response: The Company has considered the Staff’s comment and, respectfully, has decided not to include the expense example that Item 3 of Form N-2 contemplates. The purpose of the Form 10 is to register the Company’s common stock under the Securities Exchange of 1934, as amended. The Form 10 is not an offering disclosure document and it does not require the inclusion of the expense example. As a result, the Company does not believe it is necessary or appropriate to include such disclosure.

Item 1A. Risk Factors

Risks Related to Our Business and Structure

7.	Comment: Your risk disclosure appears to discuss specific risks associated with the different types of instruments in which the Company may invest, with the exception of unitranche loans and securities. Please add disclosure to discuss risks associated with unitranche loans and securities, as appropriate, or supplementally identify where these risks are currently discussed.

Response: The Company has provided the above-referenced disclosure on page 49 of the Registration Statement in response to the Staff’s comment.

Item 2. Financial Information

Discussion of the Company’s Expected Operating Plan

8.	Comment: On page 61, you state that the Company “will be subject to borrowing restrictions such that with certain limited exceptions, our asset coverage, as defined in the 1940 Act, will be required to equal at least 200% after each borrowing.” Elsewhere you state that the Company will qualify for 150% asset coverage. Please clarify your disclosure.

Angela Mokodean, Senior Counsel July 30, 2018 Page 3

Response: The Company has clarified the above-referenced disclosure on page 61 of the Registration Statement in response to the Staff’s comment.

9.	Comment: You define unitranche debt on page 61 as “a combination of senior secured and junior secured debt in the same facility in which we syndicate a ‘first out’ portion of the loan to an investor and retain a ‘last out’ portion of the loan.” Please provide this definition the first time you refer to unitranche instruments.

Response: The Company has provided the above-referenced definition on page 3 of the Registration Statement in response to the Staff’s comment.

Item 5. Directors and Executive Officers

Portfolio Management

10.	Comment: On page 72, you state: “The management of our investment portfolio is the responsibility of MCM Advisors and its investment professionals, including the Investment Committee. We consider these individuals to be its portfolio managers.” Please clarify whether the reference to “these individuals” is meant to refer solely to the Investment Committee or if the phrase refers to other employees of MCM Advisors. To the extent other employees of MCM Advisors are considered to be the portfolio managers of the Company, please consider identifying those individuals and supplementally confirm whether information about those individuals is provided on pages 4 to 7 of the registration statement.

Response: The Company has clarified the above-referenced disclosure on page 72 of the Registration Statement in response to the Staff’s comment.

Compensation of Directors

11.	Comment: Disclosure on page 73 states, “We also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time-to-time.” Please clarify your disclosure to indicate whether “the above directors” refers only to independent directors or if it refers to both independent and interested directors.

Response: The Company has clarified the above-referenced disclosure on page 73 of the Registration Statement in response to the Staff’s comment.

Item 13. Financial Statements and Supplementary Data

12.	Comment: Please provide audited financial statements, including the audit report, in an amended filing.

Response: The Company has included audited financial statements, including the audit report, in the Registration Statement in response to the Staff’s comment.

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Angela Mokodean, Senior Counsel July 30, 2018 Page 4

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Stephani Hildebrandt

Stephani Hildebrandt

cc:	Theodore M. Koenig / Monroe Capital Income Plus Corporation

Steven B. Boehm / Eversheds Sutherland US (LLP)